Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

FANTEX, INC.

A Delaware Corporation

Fantex, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A.                                    Article IV, Section 1 of the Certificate of Incorporation is hereby amended in its entirety to read as follows:

“Section 1.                                     Capital Stock

(a)                                 Authorized Capital Stock.  The total number of shares of stock which the Corporation is authorized to issue is 1,500,000,000, all of which shall be Common Stock, par value $0.0001 per share (the “Common Stock”).

(b)                                 Reverse Stock Split. Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the “Effective Time”), each one share of each of the Corporation’s series of Tracking Series, each with a par value $0.0001 per share, issued and outstanding (or held in treasury) immediately prior to the Effective Time shall be and is hereby automatically reclassified and combined, without any further act or action on the part of the respective holder thereof, into 1/200 of a validly issued, fully-paid and non-assessable share of the same series of such Tracking Stock, par value $0.0001 per share, of the Corporation (the “Reverse Stock Split”); provided, however that, notwithstanding the foregoing, no fractional shares shall be issued to any holder as a result of the Reverse Stock Split, with respect to any series of Tracking Stock held by such holder, if such holder holds fewer than 200 shares of such series of Tracking Stock immediately prior to the Effective Time (excluding for this purpose any shares of any series of Tracking Stock that are held by such holder as part of the Corporation’s Fantex Sports Portfolio 1 Units (the “Tracking Stocks Included in the Units”), and in lieu of any such fractional shares to which such holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair value of a share of such series of Tracking Series as of Effective Time (the “Cash Out”); provided further, however, that the Cash Out shall not apply to any Tracking Stocks included in the Units that are issued and outstanding immediately prior to the Effective Time, which such shares for the avoidance of doubt may held in fractional shares, and shall not in any event be combined with any other Tracking Stocks for purposes of the Reverse Stock Split or Cash Out, but rather shall remain an inseparable part of each Unit in which such Tracking Stock is included.

(c)                                  Increase or Decrease in Authorized Capital Stock.  The number of authorized shares of Common Stock may, without a class vote, be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding capital stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or successor provision thereof.”

B.                                    The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed by its duly authorized officer this 23rd day of January, 2017.

FANTEX, INC.

By:	/s/ William Garvey
Name:	William Garvey
Title:	Secretary